Mail Stop 4561

February 24, 2009

VIA USMAIL and FAX (651) 227-7705

Mr. Patrick W. Keene
Chief Financial Officer
AEI Real Estate Fund XVIII LP
30 East 7th Street, Suite 1300
St. Paul, Minnesota 55101

     Re: **AEI Real Estate Fund XVIII LP**
              Form 10-KSB for the year ended December 31, 2007
              Filed on March 28, 2008
              File No. 000-18289

Dear Mr. Patrick Keene:

     We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Cicely LaMothe
                    Branch Chief